VIA EDGAR

September 26, 2017

Mara L. Ransom

Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

     RE: Bofat Investment, Inc.

Offering Statement on Form 1-A

Post-Qualification Amendment No. 1

Filed August 18, 2017

File No. 024-10622

Dear Mr. Dobbie,

On behalf of Bofat Investment, Inc. (the “Company” ) we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Post-qualification Amendment No. 2 (“Amendment No. 2”) to the above-referenced Form 1-A. The Form 1-A has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing a copy of this letter and Amendment No. 2 via EDGAR to reflect changes to the Form 1-A filed on August 18, 2017.

In addition, we are providing the following responses to your comment letter, dated September 6, 2017, regarding the Form 1-A. To assist your review, we have retyped the text of the Staff’s comments in bold and italics as well as our responses below. The responses and information described below are based upon information provided to us by the Company.

Part II

Offering Circular, page 1

1. You disclose in this section that “there is a minimum purchase amount of five thousand (2,500) Shares, for an aggregate purchase price of Five Thousand and 00/100 ($5,000/00) Dollars.” Please reconcile this statement with your disclosures elsewhere that there is no minimum offering. Please also clarify, if applicable, whether the minimum purchase amount is 5,000 or 2,500 shares.

Response:

Revised per the staff comment.

2. You disclose that this is a Tier 2 offering, and it appears that your securities will not be listed on a registered national securities exchange upon qualification. In this regard, please include in your offering circular the legend required by Part II(a)(5) of Form 1-A.

Response:

The following legend has been added on page 2:

“Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your invest-ment does not exceed applicable thresholds, we encourage you to review Rule

251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to www.investor.gov.We are following the “Offering Circular” format of disclosure under Regulation A.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 29

3. We note your disclosure that, over the next 12 months, you intend to “initiate revenue generating projects in various sectors in emerging frontier markets.” Please reconcile this statement with your disclosures throughout your offering circular that your specific business plan is to sell electricity into the Jamaican power grid by developing a power plant.

Response:

Revised thought-out and on page 29.

Directors, Executive Officers and Significant Employees, page 30

4. Please disclose the name and principal business of any corporation or other organization at which Olukayode Jinadu or Gbeminiyi Jinadu were employed. In this regard, we note your disclosure that Olukayode Jinadu “has held numerous leadership positions” in corporate America.

Response:

We have disclosed the name and principal businesses of the corporations the officers were employed at.

Please do not hesitate to call me at (201) 281-2211 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

/s/ Andy Altahawi

Adamson Brothers